Mail Stop 3561

May 6, 2010

Olegs Petusko
President, Treasurer, Secretary and Director
Selga Inc.
3201 Henderson Mill Rd., #27D
Atlanta ,Georgia 30341

> **Re: Selga Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 3, 2010**
> **File No. 333-165091**

Dear Mr. Petusko:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 5

1. Please revise to consistently refer to Selga Auto LLC. For example, in the third paragraph under this heading there are four references to Selga LLC. In addition, in the second paragraph under the heading "Agreement with Selga Auto LLC" on page 19, there are three references to Selga LLC and one to "the Corporation." We also note three references to Selga LLC under the heading "Certain Relationships and Related Transactions" on page 22. For clarity, please revise to change references to "Selga LLC" to "Selga Auto LLC" and to "the Corporation" to "Selga Inc." or advise.

Director Independence, page 21

2. Under this heading, it appears that several pages of disclosure may have been inadvertently deleted. Please revise or advise.

<u>Exhibit 23.2</u>

3. Please provide a currently dated signed consent in your amended filing.

* * * * *

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas E. Puzzo, Esq.
       Law Offices of Thomas E. Puzzo, PLLC
       Via Facsimile